SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D. C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of January 2026

Commission File Number: 001-06439

SONY GROUP CORPORATION

(Translation of registrant’s name into English)

1-7-1 KONAN, MINATO-KU, TOKYO, 108-0075, JAPAN

(Address of principal executive offices)

The registrant files annual reports under cover of Form 20-F.

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F,

Form 20-F ☒	Form 40-F ☐

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SONY GROUP CORPORATION (Registrant)

By:	/s/ Lin Tao
(Signature)
Lin Tao
Chief Financial Officer

Date: January 20, 2026

List of Materials

Documents attached hereto:

Sony Corporation Announces Signing of Memorandum of Understanding with TCL Electronics Holdings Limited for Strategic Partnership in the Home Entertainment Field

January 20, 2026

Sony Group Corporation

Sony Corporation Announces Signing of Memorandum of Understanding with
TCL Electronics Holdings Limited for Strategic Partnership in
the Home Entertainment Field

Sony Corporation, a wholly-owned subsidiary of Sony Group Corporation, today announced that it has signed a memorandum of understanding with TCL Electronics Holdings Limited for a strategic partnership (the “Partnership”) in the home entertainment field. For further details, please refer to the attached press release.

The impact of the Partnership on Sony Group Corporation’s consolidated financial results will depend on the terms of the definitive agreements to be signed following discussions between both parties, and is currently being evaluated. Sony Group Corporation will disclose any additional material developments in a timely manner.

January 20, 2026

 Sony Corporation

TCL Electronics Holdings Limited

Sony and TCL Sign Memorandum of Understanding for Strategic Partnership

in Home Entertainment Field

Driving Further Global Business Growth through Combined Strengths

Sony Corporation (“Sony”) and TCL Electronics Holdings Limited (“TCL”) today announced that the two companies have agreed to move forward with discussions and consideration for a strategic partnership in the home entertainment field.

Specifically, the two companies have signed a memorandum of understanding to confirm their intentions to establish a joint venture that will assume Sony’s home entertainment business, with TCL holding 51% and Sony holding 49% of its shares. The joint venture will operate globally, handling the full process from product development and design to manufacturing, sales, logistics, and customer service for products including televisions and home audio equipment. Sony and TCL will proceed with discussions toward executing definitive binding agreements by the end of March 2026. Subject to execution of the definitive agreements and relevant regulatory approvals and other conditions, the new company is expected to commence its operations in April 2027.

The new company plans to advance its business by leveraging Sony’s high-quality picture and audio technology cultivated over the years, brand value and operational expertise including supply chain management, while utilizing TCL’s advanced display technology, global scale advantages, industrial footprint, end-to-end cost efficiency, and vertical supply chain strength. The new company’s products are expected to carry the globally recognized “Sony” name and “BRAVIA™” name, aiming to create new customer value through these branded products such as TVs and home audio equipment.

The global market for large TV products continues to expand, driven by trends such as diversified viewing styles through growing OTT(*) and video-sharing platforms, enhanced user experiences enabled by the evolution of smart features, as well as adoption of higher resolution and larger displays. In this market environment, the new company aims to create innovative products that meet the expectations of customers worldwide and achieve further business growth through outstanding operational excellence. Sony and TCL are committed to strongly supporting the sustainable growth of the new company.

* Over The Top: video streaming services

Comment from Kimio Maki, Representative Director, President and CEO, Sony Corporation

We are pleased to have reached this agreement with TCL for a strategic partnership. By combining both companies’ expertise, we aim to create new customer value in the home entertainment field, delivering even more captivating audio and visual experiences to customers worldwide.

Comment from DU Juan, Chairperson, TCL Electronics Holdings Limited

We believe that this strategic partnership with Sony represents a unique opportunity to combine the strengths of Sony and TCL, creating a powerful platform for sustainable growth. Through strategic business complementarity, technology and know-how sharing, and operational integration, we expect to elevate our brand value, achieve greater scale, and optimize the supply chain in order to deliver superior products and services to our customers.

About Sony Corporation

Sony Corporation is a wholly owned subsidiary of Sony Group Corporation and is responsible for the Entertainment, Technology & Services (ET&S) business. With the mission to “create the future of entertainment through the power of technology together with creators,” we aim to continue to deliver Kando(*) to people around the world.

For more information, visit: https://www.sony.co.jp/en/

* Kando is a Japanese word that roughly translates to the sense of awe and emotion you feel when experiencing something beautiful and amazing for the first time.

About TCL Electronics Holdings Limited

TCL Electronics Holdings Limited has been listed on the mainboard of the Hong Kong Stock Exchange since November 1999. It is engaged in display business, innovative business and internet business. TCL actively transforms and innovates under the business philosophy of “Strategy Guidance, Innovation Drive, Advanced Manufacturing and Global Operation”. Focusing on the mid-to-high-end markets around the world, TCL strives to consolidate the “Intelligent IoT Ecosystem” all-category layout and is committed to providing users with an all-scenario smart and healthy life.

For more information, please visit the investor relations web page of TCL at

https://electronics.tcl.com

*"Sony", "SONY" logo and any other product names, service names or logo marks used in this press release are registered trademarks or trademarks of Sony Group Corporation or its affiliates. Other product names, service names, company names or logo marks are trademarked and copyrighted properties of their respective owners and/or licensors.